UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2018 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

On August 9, 2018, Perion Network Ltd. (the “Registrant”) issued a press release titled “Perion Reports Second Quarter 2018 Results”. The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant's registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: August 9, 2018

PERION REPORTS SECOND QUARTER 2018 RESULTS
Strong Profitability Momentum of 2018 Continues;
GAAP Net income of $1.0 Million, 12% increase YoY in Non-GAAP Net Income of $4.7 Million
 Advertising Revenues are Up 5% for first 6 months Due to Growing Demand

During First Six Months of 2018, Net Debt Decreased from $23.2 million to $6.1 million

Tel Aviv & New York – August 9, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer relationships, announced today its financial results for the second quarter and six months ended June 30, 2018.

Financial Highlights*

(In millions, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018
Advertising revenues	$35.3	$33.2	$59.7	$62.5
Search and other revenues	$34.4	$29.6	$72.0	$61.2
Total Revenues	$69.7	$62.8	$131.7	$123.7
GAAP Net Income (Loss)	$(36.0)	$1.0	$(38.1)	$1.0
Non-GAAP Net Income	$4.2	$4.7	$6.9	$7.7
Adjusted EBITDA	$7.0	$7.1	$10.5	$11.4
GAAP Diluted Earnings (Loss) Per Share	$(0.46)	$0.01	$(0.49)	$0.01
Non-GAAP Diluted Earnings Per Share	$0.05	$0.06	$0.09	$0.09

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “Perion’s investments in Undertone’s technology platform, including the seamless integration of our social platform (MMR) into our full advertising solution, are driving momentum, and there are positive indicators across the entire market and sales system. We are encouraged by the market acceptance of our Synchronized Digital Platform, introduced at the beginning of 2018, which is enabling us to capture new customers and generate larger insertion orders from existing ones. The latter indicator of momentum is that during the first half of 2018, five brands have increased the critical metric of spend to over $1 million. These results demonstrate that our unique, holistic offering is resonating, and we are successfully differentiating Undertone.”

“Our 2018 first half growth, compared to the same period last year, was such that the supply of available advertising placements was actually insufficient to meet demand, thus hampering even greater growth,” Mr. Gerstel continued. “While this is a ’good problem’ to have, we are addressing that imbalance with an aggressive pipeline of innovative new products that will appeal to brand-conscious brands and meet all quality industry guidelines.”

“Simultaneously, driven by our lower cost structure, Perion continues to utilize the consistently strong cash generation of our Search business.” concluded Mr. Gerstel. “Perion is stronger today than it was when I joined the company, and we are increasing the bottom-end of our expected full-year Adjusted EBITDA range of $29 million to $32 million for the full year of 2018.”

Financial Comparison for the Second Quarter of 2018:

Revenues: Revenues decreased by 10%, from $69.7 million in the second quarter of 2017 to $62.8 million in the second quarter of 2018. This decrease was primarily a result of Search and other revenues declining 14% due to churn of our legacy products and the second quarter of 2017 network cleanup, along with a 6% decrease in our Advertising revenues due to insufficient supply to meet existing demand.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the second quarter of 2018 were $31.1 million, or 50% of revenues, as compared to $33.8 million, or 48% of revenues in the second quarter of 2017. In Search and other revenues, the increase as a percentage of revenues is primarily due to the churn of our legacy products, while in Advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Net Income (Loss): On a GAAP basis, net income in the second quarter of 2018 was $1.0 million, as compared to a net loss of $36.0 million in the second quarter of 2017. The loss in the second quarter of 2017, was mainly due to $43.8 million non-cash impairment of goodwill and intangible assets related to the Undertone business.

Non-GAAP Net Income: In the second quarter of 2018, non-GAAP net income was $4.7 million, or 7% of revenues, compared to the $4.2 million, or 6% of revenues, in the second quarter of 2017.

Adjusted EBITDA: In the second quarter of 2018, Adjusted EBITDA was $7.1 million, or 11% of revenues, compared to $7.0 million, or 10% of revenues, in the second quarter of 2017.

Cash and Cash Flow from Operations: As of June 30, 2018, cash and cash equivalents were $34.7 million. Cash provided by operations in the second quarter of 2018 was $2.9 million, compared to $3.5 million in the second quarter of 2017.

Short-term Debt, Long-term Debt and Convertible Debt: As of June 30, 2018, total debt was $40.8 million, compared to $60.7 million at December 31, 2017.

Perion satisfies all the financial covenants associated with its public debt.

2018 Guidance

Management increased the bottom-end of its expectations of Adjusted EBITDA. Management now expects Adjusted EBITDA of $29 million to $32 million for the full year of 2018, up from the prior range of $28 to $32 million.

Reverse Split:

Following the approval of Perion’s shareholders, Perion will affect a reverse split of Perion’s ordinary shares at the ratio of 3:1, such that each three ordinary shares, par value NIS 0.01 per share, shall be consolidated into one ordinary share, par value NIS 0.03 (the “Reverse Split”). The record date for determining which holders of Perion’s ordinary shares will have their holdings adjusted as a result of the reverse share split will be the close of business on Friday, August 24, 2018.

Perion’s ordinary shares will begin trading on the Tel Aviv Stock Exchange Ltd. after implementation of the Reverse Split on Sunday, August 26, 2018 and on NASDAQ Global Select Market on Monday, August 27, 2018.

Conference Call:

Perion will host a conference call to discuss the results today, August 9, 2018, at 10 am ET, 05 pm Israel time.
Details are as follows:

•	Conference ID: 8850618
•	Dial-in number from within the United States: 1-866-548-4713
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2093
•	Playback available until August 16, 2018 by calling 1-844-512-2921 (United States) or
1-412-317-6671 (international). Please use PIN code 8850618 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Advertising	$35,309	$33,206	$59,697	$62,501
Search and other	34,379	29,591	71,967	61,201
Total Revenues	69,688	62,797	131,664	123,702

Costs and Expenses:
Cost of revenues	5,914	5,811	11,807	11,867
Customer acquisition costs and media buy	33,786	31,105	63,838	62,990
Research and development	3,947	4,678	8,967	10,222
Selling and marketing	13,560	10,081	26,465	19,782
General and administrative	6,013	4,881	11,188	9,167
Depreciation and amortization	5,008	2,491	9,909	4,562
Impairment charges	43,847	-	43,847	-
Restructuring costs	-	937	-	2,075
Total Costs and Expenses	112,075	59,984	176,021	120,665

Income (Loss) from Operations	(42,387)	2,813	(44,357)	3,037
Financial expense, net	1,338	1,199	3,522	1,806

Income (Loss) before Taxes on income	(43,725)	1,614	(47,879)	1,231
Taxes on income	7,709	(628)	9,789	(188)

Net Income (Loss)	$(36,016)	$986	$(38,090)	$1,043

Net Earnings (Loss) per Share - Basic and Diluted	$(0.46)	$0.01	$(0.49)	$0.01

Weighted average number of shares
Basic	77,550,069	77,550,069	77,548,252	77,550,069
Diluted	77,550,069	79,261,852	77,548,252	77,556,333

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	June 30,
	2017	2018
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$31,567	$34,662
Short-term bank deposit	5,913	-
Accounts receivable, net	62,830	50,240
Prepaid expenses and other current assets	13,955	7,936
Total Current Assets	114,265	92,838

Property and equipment, net	17,476	15,938
Goodwill and intangible assets, net	136,360	134,026
Deferred taxes	4,798	4,752
Other assets	1,128	699

Total Assets	$274,027	$248,253

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$39,180	$35,150
Accrued expenses and other liabilities	17,784	16,172
Short-term loans and current maturities of long-term and convertible debt	13,989	13,472
Deferred revenues	5,271	4,432
Payment obligation related to acquisitions	5,146	5,146
Total Current Liabilities	81,370	74,372

Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	19,382
Convertible debt, net of current maturities	16,693	7,937
Other long-term liabilities	7,606	5,992
Total Liabilities	135,695	107,683

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	236,976	238,459
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	532	243
Accumulated deficit	(98,384)	(97,341)
Total Shareholders' Equity	138,332	140,570

Total Liabilities and Shareholders' Equity	$274,027	$248,253

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended June 30,		Six months ended June 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities:
Net Income (Loss)	$(36,016)	$986	$(38,090)	$1,043

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,008	2,491	9,909	4,562
Impairment of goodwill and intangible assets	43,847	-	43,847	-
Stock based compensation expense	561	865	1,119	1,483
Foreign currency translation	21	(55)	10	12
Accrued interest, net	117	95	217	223
Deferred taxes, net	(8,109)	345	(10,752)	(9)
Change in payment obligation related to acquisition	(2)	-	28	-
Fair value revaluation - convertible debt	934	(6)	3,767	(992)
Restructuring costs related to impairment of property and equipment	-	462	-	462
Net changes in operating assets and liabilities	(2,816)	(2,325)	1,716	10,670
Net cash provided by operating activities	$3,545	$2,858	$11,771	$17,454

Investing activities:
Purchases of property and equipment	$(434)	$42	$(1,265)	$(48)
Capitalization of development costs	(1,811)	(431)	(2,781)	(1,119)
Short-term deposits, net	(1,503)	4	6,911	5,913
Net cash provided (used) by investing activities	$(3,748)	$(385)	$2,865	$4,746

Financing activities:
Exercise of stock options and restricted share units	-	-	1	-
Payment made in connection with acquisition	(551)	-	(551)	-
Proceeds from long-term loans	5,000	-	5,000	-
Repayment of convertible debt	-	(8,167)	(7,901)	(8,167)
Repayment of short-term loans	1,137	-	(7,000)	-
Repayment of long-term loans	(7,414)	(1,352)	(7,414)	(10,982)
Net cash used in financing activities	$(1,828)	$(9,519)	$(17,865)	$(19,149)
Effect of exchange rate changes on cash and cash equivalents	147	(29)	192	44
Net increase (decrease) in cash and cash equivalents	(1,884)	(7,075)	(3,037)	3,095
Cash and cash equivalents at beginning of period	22,809	41,737	23,962	31,567
Cash and cash equivalents at end of period	$20,925	$34,662	$20,925	$34,662

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net Income (Loss)	$(36,016)	$986	$(38,090)	$1,043
Share based compensation	561	865	1,119	1,483
Amortization of acquired intangible assets	4,059	1,197	8,111	2,401
Non-recurring Legal fees	-	(9)		226
Restructuring costs	-	937	-	2,075
Impairment of goodwill and intangible assets	43,847	-	43,847	-
Fair value revaluation of convertible debt and related derivative	(18)	667	1,413	794
Accretion of payment obligation related to acquisition	(3)	-	27	-
Taxes on the above items	(8,251)	23	(9,494)	(338)
Non-GAAP Net Income	$4,179	$4,666	$6,933	$7,684

Non-GAAP Net Income	$4,179	$4,666	$6,933	$7,684
Taxes on income (expenses)	542	605	(295)	526
Financial expense, net	1,359	532	2,082	1,012
Depreciation	949	1,294	1,798	2,161
Adjusted EBITDA	$7,029	$7,097	$10,518	$11,383

Non-GAAP diluted earnings per share	$0.05	$0.06	$0.09	$0.09

Shares used in computing non-GAAP diluted earnings per share	77,989,840	79,261,852	77,990,009	77,980,917